

Mail Stop 4361

August 11, 2009

via U.S. mail and facsimile

Michael T. McDonnell, Chief Executive Officer
Pregis Holding II Corporation
1650 Lake Cook Road
Deerfield, IL 60015

> **RE:** **Pregis Holding II Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 333-130353-04**

Dear Mr. McDonnell:

We have reviewed your response letter dated July 21, 2009, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Summary of Critical Accounting Policies and Estimates, page 33

1. We have read your response to prior comments 6 and 10. Based on your response it appears that an interim impairment test of goodwill and other intangible assets was not performed at March 31, 2009, because your annual impairment test completed in October 2008 contemplated significant declines in future sales. Given that goodwill and intangible assets accounted for 18% and 6%, respectively of total assets as of March 31, 2009, your history of losses and the continued decline in sales, we urge you to consider enhanced disclosure surrounding the recoverability of goodwill and other intangible assets in your quarterly filings. Specifically, in future filings please alert investors when the fair value of a reporting unit does not materially exceed its carrying value when assessing goodwill and when the fair value of other intangible assets does not materially exceed the carrying value. When fair value does not materially exceed carrying

value, please quantify the headroom between fair value and carrying value to allow investors the ability to gauge possible impairment in future periods.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief